Exhibit 99.4

Time Sensitive Materials

Depositary’s Notice of

Annual General Meeting of

XPeng Inc.

ADSs:	American Depositary Shares evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	98422D105. *

ADS Record Date:	May 16, 2024 (Cayman Islands/New York City time).

Meeting Specifics:	Annual General Meeting to be held on June 28, 2024 at 10:00 a.m. (Hong Kong time) at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, People’s Republic of China (the “Meeting”).

Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed here with (For more information regarding the Meeting and to view the materials related to the Meeting, please visit the Company’s website at https://ir.xiaopeng.com.)

ADS Voting Instructions Deadline:	On or before 10:00 a.m. (New York City time) on June 20, 2024.

Deposited Securities:	Class A Ordinary Shares, par value US$0.00001 per share, of XPeng Inc., a company organized under the laws of the Cayman Islands (the “Company”).

ADS Ratio:	2 Class A Ordinary Shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian(s) of Deposited Securities:	Citibank, N.A. – Hong Kong.

Deposit Agreement:	Deposit Agreement, dated as of August 31, 2020, by and among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

*	ADS CUSIP No. is provided as a convenience only and without any liability for accuracy.

To be counted, your Voting Instructions need to be received by the Depositary prior to

10:00 a.m. (New York City time) on June 20, 2024.

Note that if you do not timely return the Voting Instructions to the Depositary, the

Deposited Securities represented by your ADSs may

nevertheless be voted upon the terms set forth in the Deposit Agreement.

The Company has announced that the Meeting will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions to be received by the Depositary prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

The Depositary has been advised by the Company that under the Articles of Association of the Company as currently in effect, voting at any meeting of shareholders of the Company is by poll except where the chairman of such meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Under the Articles of Association of the Company as currently in effect, a poll may be demanded by any one or more shareholders who together hold shares carrying not less than 10% of all votes attaching to all of the total issued voting shares of the Company present in person or by proxy. The Depositary will not join in demanding a poll, whether or not requested to do so by Holders of ADSs.

Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt from a Holder of ADSs as of the ADS Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company and the provisions of the Deposited Securities, to vote, or cause the Custodian to vote, the Deposited Securities (in person or by proxy) represented by such Holder’s ADSs as follows: (a) in the event voting takes place at a shareholders’ meeting by a show of hands, the Depositary will instruct the Custodian to vote all Deposited Securities in accordance with the voting instructions received timely from a majority of Holders of ADSs who provided voting instructions, and (b) in the event voting takes place at a shareholders’ meeting by poll, the Depositary will instruct the Custodian to vote the Deposited Securities in accordance with the voting instructions timely received from the Holders of ADSs. If voting is by poll and the Depositary does not receive voting instructions from a Holder as of the ADS Record Date on or before the date established by the Depositary for such purpose, such Holder shall be deemed, and the Depositary shall deem such Holder, to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Securities; provided, however, that no such discretionary proxy shall be given by the Depositary with respect to any matter to be voted upon as to which the Company informs the Depositary that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited Securities may be adversely affected.

Neither the Depositary nor the Custodian shall under any circumstances exercise any discretion as to voting and neither the Depositary nor the Custodian shall vote, attempt to exercise the right to vote, or in any way make use of, for purposes of establishing a quorum or otherwise, the Deposited Securities represented by ADSs, except pursuant to and in accordance with the voting instructions timely received from Holders or as otherwise contemplated herein. If the Depositary timely receives voting instructions from a Holder which fail to specify the manner in which the Depositary is to vote the Deposited Securities represented by such Holder’s ADSs, the Depositary will deem such Holder to have instructed the Depositary to vote in favor of the items set forth in such voting instructions. Notwithstanding anything to the contrary contained herein, the Depositary shall, if so requested in writing by the Company, represent all Deposited Securities (whether or not voting instructions have been received in respect of such Deposited Securities from Holders as of the ADS Record Date) for the sole purpose of establishing quorum at a meeting of shareholders.

“Holder(s)” shall mean the person(s) in whose name the ADSs are registered on the books of the Depositary (or the registrar appointed by the Depositary, if any) maintained for such purpose. All capitalized terms not defined herein shall have the meanings ascribed thereto in the Deposit Agreement.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and summarized in the American Depositary Receipts. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions, please contact Citibank, N.A. - ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

* As set forth in the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable law, the provisions of the Deposit Agreement, the Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders’ ADSs.